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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                                FoneFriend, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                  34460E 10 1
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                                 (CUSIP Number)

                            Daniel C. Masters, Esq.
                             4490 Philbrook Square
                              San Diego, CA 92130
                                 (858) 523-1177
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 20, 2002
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].



CUSIP No. 34460E 10 1                  13D                     Page 1 of 5 Pages
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Francois Van Der Hoeven
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF, OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Netherlands
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               7.   Sole Voting Power
  NUMBER OF         1,800,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,800,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,800,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     23.54%
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14.  Type of Reporting Person (See Instructions)
     IN
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Item 1.  Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of FoneFriend Inc., a Delaware corporation ("FoneFriend"). The principal executive offices of FoneFriend are located at FoneFriend, Inc., 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

Item 2.  Identity and Background.

         (a) This Statement is being filed by Francois Van Der Hoeven.

         (b) The business address of Mr. Van Der Hoeven is 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

         (c) Mr. Van Der Hoeven is presently the Senior Vice President of FoneFriend, a provider of Voice over IP communications services and products. Its address is 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

         (d)-(e) During the last five years, Mr. Van Der Hoeven has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has she been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Van Der Hoeven is a citizen of the Netherlands and retains permanent resident status in the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated June 12, 2002 ("Merger"), wherein FoneFriend issued shares of common stock to acquire the assets of FoneFriend, Inc., a privately held Nevada corporation ("FF Nevada"), Mr. Van Der Hoeven acquired 500,000 shares of FoneFriend Common Stock upon the closing of the Merger. Mr. Van Der Hoeven acquired such stock as a result of his holdings of 2,000,000 shares of stock in FF Nevada. The source of funds used by Mr. Van Der Hoeven to acquire his stock in FF Nevada was personal funds.

         Immediately after the closing of the Merger in which Mr. Van Der Hoeven acquired the 500,000 shares described above, he purchased 1,300,000 shares of FoneFriend Common Stock at par value for a total of $1,300. The source of funds used by Mr. Van Der Hoeven to acquire his 1,300,000 shares of stock in FoneFriend was personal funds.


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Item 4.  Purpose of the Transaction.

         (a)-(j) On June 12, 2002, FoneFriend and FF Nevada, a corporation in which Mr. Van Der Hoeven held 2,000,000 shares, entered into an Amended and Restated Agreement and Plan of Merger, a copy of which is Exhibit 1 hereto and is incorporated herein by reference. All references herein are qualified in their entirety by reference to the Merger. The Merger provides, among other things, for the sale of all FF Nevada assets to FoneFriend in exchange for 2,200,000 shares of FoneFriend Common Stock, pursuant to IRC 368, which stock was then distributed, on a pro rata basis, to the shareholders of FF Nevada.

         Pursuant to the Merger, at the effective time of the Merger on November 20, 2002 (the "Effective Time"), each shareholder in FF Nevada was issued one
(1) share of FoneFriend Common Stock for every four (4) shares they held in FF Nevada. Mr. Van Der Hoeven held 2,000,000 shares of FF Nevada stock immediately prior to the Effective Time. As a consequence of the Merger and his prior ownership of stock in FF Nevada, Mr. Van Der Hoeven was issued 500,000 shares of FoneFriend Common Stock.

         As provided by the Merger, all prior officers and directors resigned at the Effective Time. Jackelyn Giroux became a director and the new President of FoneFriend, Dennis H. Johnston became a director, Secretary and Treasurer of FoneFriend, and Francois Van Der Hoeven became a director and Vice President of FoneFriend.

         The foregoing summary of the Merger does not purport to be complete and is qualified in its entirety by reference to the text of such agreement which is
Exhibit 1 hereto.

         Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference) or the Merger, Mr. Van Der Hoeven does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) Francois Van Der Hoeven may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the 1,800,000 shares of FoneFriend Common Stock. Accordingly, Mr. Van Der Hoeven might be deemed to beneficially own approximately 23.54% of the outstanding shares of FoneFriend Common Stock based upon the 7,646,000 shares of FoneFriend Common Stock outstanding on November 20, 2002, or 21.25% of the 8,471,000 outstanding shares of FoneFriend Common Stock as of January 17, 2003, the date of this report.

         (c) Mr. Van Der Hoeven has not effected any transaction in FoneFriend Common Stock during the past 60 days, except for his acquisition of 500,000 shares of FoneFriend Common Stock pursuant to the Merger and his purchase of 1,300,000 shares of FoneFriend Common Stock, both of which transactions are described above at Item 3.

         (d) Francois Van Der Hoeven has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,800,000 shares of FoneFriend Common Stock beneficially owned by him. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable. Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


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         Francois Van Der Hoeven does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FoneFriend, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         Exhibit 1 -- Amended and Restated Agreement and Plan of Merger, dated as of June 12, 2002, by and among Universal Broadband Networks, Inc. and FoneFriend, Inc., a Nevada corporation.



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

 Dated:  January 17, 2003





                                                   /s/ Francois Van Der Hoeven
                                                   -----------------------------
                                                   Name: Francois Van Der Hoeven





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